FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                For June 29, 2007




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                        17B Edificio Comercial Rodrigues
                          599 Avenida Da Praia Grande,
                                  Macao, China
                    (Address of principal executive offices)

DESWELL


                                          Contact:
                                          John G. Nesbett
                                          Institutional Marketing Services (IMS)
                                          203.972.9200
                                          jnesbett@institutionalms.com




                          DESWELL INDUSTRIES ANNOUNCES
                       FOURTH QUARTER AND YEAR-END RESULTS

                   - Net Sales Increase 16% For The Quarter -

      - Company also Announces Fourth Quarter Dividend of $0.17 Per Share -

MACAO (June 29, 2007) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced it financial results for the fourth quarter and year ended March 31, 2007.

Net sales for the year ended March 31, 2007 were $136.8 million, an increase of 18.7% compared to sales of $115.3 million for the year ended March 31, 2006. Operating income increased 43.4% to $13.7 million, compared to $9.6 million for the year ended March 31, 2006, and net income increased 38.6% to $12.2 million, compared to $8.8 million in the previous year. Basic net income per share and diluted net income per share increased to $0.81 and $0.81, respectively (based on 14,948,000 and 15,040,000 weighted average shares outstanding, respectively), compared to $0.59 and $0.59, respectively (based on 14,908,000 and 14,936,000 weighted average shares outstanding, respectively), for the year ended March 31, 2006.

Deswell reported that net sales for the fourth quarter ended March 31, 2007 were $30.4 million, compared to $26.2 million for the same quarter of 2006, an increase of 16.0%. Revenues at Deswell's electronic assembly division increased 37.0% in the fourth quarter while revenues at the company's plastics division decreased 9.1% compared to the corresponding period in the previous year.

Total gross margin decreased to 17.1% in the fourth quarter ended March 31, 2007 from 19.2% in the fourth quarter last year. Gross profit in the plastic segment increased to 29.4% of net sales for the quarter compared to 24.4% of net sales for the year-ago quarter. The improved gross margin in the plastic segment was mainly a combined effect of a change in customer and product mix to higher end orders and a provision for obsolete stock of $645,000 that had been made in the quarter last year but not in the quarter ended March 31, 2007. Gross profit in the electronic and metallic segment decreased to 10.4% of net sales for the quarter ended March 31, 2007 compared to 14.8% of net sales for the year-ago quarter. The decrease was mainly attributed to a 3.7% increase in material cost as a percentage of sales due to a write-off of obsolete stock of $296,000 as well as a stock provision of $193,000 in the quarter. Furthermore, there was an approximately 3.8% appreciation in Chinese renminbi currency as compared with year-ago quarter and labor cost in the electronics division rose to 5.1% of net sales versus 3.3% of net sales for the quarter a year ago.


Operating income totaled $1.8 million, compared to $0.2 million for the same quarter of 2006. Net income for the quarter increased to $1.6 million compared to $0.5 million for the year-ago quarter. Basic net income per share and diluted net income per share for the quarter increased to $0.10 and $0.10, respectively (based on 15,023,000 and 15,159,000 weighted average shares outstanding, respectively), compared to $0.03 and $0.03, respectively (based on 14,924,000 and 14,924,000 weighted average shares outstanding, respectively), for the quarter ended March 31, 2006.

Other operating income for the quarter increased $1,810,000 to $1,069,000 compared to other expenses of $741,000 for the quarter ended March 31, 2006.

On a segment basis, other operating income attributable to the plastic segment was $1,147,000, an increase of $1,898,000 as compared with other expenses of $751,000 for the quarter in last year. The increase was mainly attributed to an exchange transaction adjustment of $1,166,000 of a subsidiary having a non-United States dollar functional currency reclassified from the exchange reserve in this quarter and a doubtful account receivable provision of $970,000 in the quarter ended March 31, 2006 relating to a telecommunication customer's financial issues due to a failed European product launch but nil in this quarter. This offset the increase in loss on disposal of fixed assets of $19,000 which is mainly related to the closure of one of our subsidiaries in the quarter ended March 31, 2007, and the tax refunded on reinvestment of certain retained earnings in one of our PRC subsidiaries of $173,000 in the quarter last year.

The Company's balance sheet remains strong, with cash and cash equivalents on March 31, 2007 totaling $24.5 million, compared to $25.4 million on March 31, 2006. Working capital totaled $58.7 million as of March 31, 2007, versus $55.1 million as of March 31, 2006. The Company has no long-term or short-term borrowings.

Mr. Franki Tse, chief executive officer, commented, "Overall sales growth for the year was strong driven largely by the sales increase at our electronic assembly division as a result of our expanding business with some of the top professional and high end consumer audio companies. There continues to be strong momentum in this business as our established reputation for manufacturing quality audio equipment such as professional mixing boards and amplifiers expands. The decline in plastics revenue in the fourth quarter was largely due to the timing of new product introductions and we are confident that revenue in the plastics division will improve over the next few quarters evidenced by a recent pick-up in mold making activity.

"Nonetheless, increases in the labor rate, tax and renminbi over the course of the past year have impacted margins. We were able to slightly offset these increases with the closing of our Shenzhen facility last quarter, and we have redoubled our efforts to drive costs down to maximize profitability. Capacity utilization is running at over 95% at our electronics division. In order to leverage the available space at the plastic factory, we are adding some electronics manufacturing lines at our plastics facility which also provides additional synergy between the two divisions."

Mr. Tse concluded, "A key aspect of our long-term strategy is to continue to enhance our capabilities to provide higher margin products to customers. For example, at our plastics division we are in the process of installing a new, state-of-the-art clean room that will have one of the highest quality standards in the industry."

Fourth Quarter Dividends
------------------------

The Company also announced that on June 26, 2007 its board of directors declared a dividend of $0.17 per share for the fourth quarter, bringing cash dividends per share for the year ended March 31, 2007 to $0.68 per share. The dividend will be payable on July 26, 2007 to shareholders of record as of July 5, 2007.

About Deswell
-------------

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


Forward-Looking Statements
--------------------------

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

                                    - more -


DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)



                                               Quarter ended             Year ended
                                                 March 31,                March 31,
                                          ---------    ---------    ---------   ---------
                                            2007         2006          2007       2006
                                          ---------    ---------    ---------   ---------
                                                (Unaudited)              (Unaudited)

Net sales                                 $  30,373    $  26,183    $ 136,779   $ 115,276
Cost of sales                                25,165       21,167      105,506      89,850
                                          ---------    ---------    ---------   ---------
Gross profit                                  5,208        5,016       31,273      25,426
Selling, general and administrative
Expenses                                      4,439        4,083       18,957      15,052
Other income/(expenses), net                  1,069         (741)       1,376        (823)
                                          ---------    ---------    ---------   ---------
Operating income (note 4)                     1,838          192       13,692       9,551
Interest expense                                 --           (6)          --          (6)
Non-operating income/(expenses), net            113          135          547         447
                                          ---------    ---------    ---------   ---------
Income before income taxes                    1,951          321       14,239       9,992
Income taxes                                    393         (191)       1,239         (27)
                                          ---------    ---------    ---------   ---------
Income before minority interests              1,558          512       13,000      10,019
Minority interests                               (4)          59          833       1,240
                                          ---------    ---------    ---------   ---------
Net income                                $   1,562    $     453    $  12,167   $   8,779

Other comprehensive income
Foreign currency translation adjustment      (1,166)         436          670         436
                                          ---------    ---------    ---------   ---------
Comprehensive income                      $     396    $     889    $  12,837   $   9,215
                                          =========    =========    =========   =========

Net income per share (note 3) Basic:
Net income per share                      $    0.10    $    0.03    $    0.81   $    0.59
                                          =========    =========    =========   =========
Weighted average common shares
outstanding (in thousands)                   15,023       14,924       14,948      14,908
                                          =========    =========    =========   =========

Diluted:
Net income per share (note 3)             $    0.10    $    0.03    $    0.81   $    0.59
                                          =========    =========    =========   =========
Weighted average common shares
outstanding (in thousands)                   15,159       14,924       15,040      14,936
                                          =========    =========    =========   =========



                                    - more -


DESWELL INDUSTRIES, INC.

Consolidated Balance Sheet
(U.S. dollars in thousands)



                                                              March 31,   March 31,
                                                                2007         2006
                                                              ---------   ---------
                                                             (Unaudited)  (Audited)
ASSETS

Current assets:
     Cash and cash equivalents                                $  24,549   $  25,369
     Restricted cash                                                 --         649
     Marketable securities                                          107         164
     Accounts receivable, net                                    21,063      18,318
     Inventories                                                 29,495      21,845
     Prepaid expenses and other current assets                    4,999       5,035
     Income taxes receivable                                        130          --
                                                              ---------   ---------
           Total current assets                                  80,343      71,380
Property, plant and equipment - net                              60,157      58,286
Deferred income tax assets                                           --         294
Goodwill                                                            710         710
                                                              ---------   ---------
             Total assets                                     $ 141,210   $ 130,670
                                                              =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                         $  15,865   $  10,886
     Dividend payable                                                --       2,089
     Customer deposits and accrued expenses                       5,035       3,107
     Deferred income tax                                            321          --
     Income taxes payable                                           450         184
                                                              ---------   ---------
           Total current liabilities                             21,671      16,266
                                                              ---------   ---------
Minority interests                                                7,884       7,636
                                                              ---------   ---------

Shareholders' equity
     Common stock
     - authorized 30,000,000 shares; issued and outstanding
       15,038,730 shares at March 31, 2007 and
       14,923,730 at March 31, 2006                              43,024      41,254
     Additional paid-in capital                                   6,970       6,970
     Accumulated other comprehensive income                       1,106         436
     Retained earnings                                           60,555      58,108
                                                              ---------   ---------
           Total shareholders' equity                           111,655     106,768
                                                              ---------   ---------
             Total liabilities and shareholders' equity       $ 141,210   $ 130,670
                                                              =========   =========



                                    - more -


DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
( U.S. dollars in thousands )


                                                                         Year ended
                                                                          March 31,
                                                                          ---------
                                                                      2007        2006
                                                                    --------    --------
                                                                   (Unaudited)  (Audited)

Cash flows from operating activities:
       Net income                                                   $ 12,167    $  8,779
       Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                                 5,274       5,299
         (Gain)/loss on sale of property, plant and equipment           (643)         45
         Unrealized holding loss on marketable securities                 57          80
         Stock-based compensation cost                                   631          --
       Minority interests                                                833       1,215
       Changes in current assets and liabilities:
         Accounts receivable                                          (2,745)      6,773
         Inventories                                                  (7,650)       (709)
         Prepaid expenses and other current assets                        36        (274)
         Income taxes receivable                                        (130)         20
         Accounts payable                                              4,979      (5,563)
         Customer deposits and accrued expenses                        1,928      (2,908)
       Deferred income tax                                               615        (294)
         In income taxes payable                                         266        (141)
                                                                    --------    --------
       Net cash provided by operating activities                      15,618      12,322
                                                                    --------    --------

Cash flows from investing activities
       Purchase of property, plant and equipment                      (7,812)     (6,940)
       Proceeds from disposal of property, plant and equipment         3,232          50
                                                                    --------    --------
         Net cash used in investing activities                        (4,580)     (6,890)
                                                                    --------    --------

Cash flows from financing activities
       Dividend paid                                                 (11,809)     (9,400)
       Dividends paid to minority shareholders of a subsidiary          (582)     (1,229)
       Contribution from minority shareholders of subsidiaries            --        (170)
       Exercise of stock options                                       1,139         352
       Decrease in restricted cash                                       649         391
                                                                    --------    --------
         Net cash used in financing activities                       (10,603)     (7,967)
                                                                    --------    --------

Net cash effect of translation adjustment                             (1,255)       (169)

Net decrease in cash and cash equivalents                               (820)     (2,704)
Cash and cash equivalents, at beginning of year                       25,369      28,073
                                                                    --------    --------
Cash and cash equivalents, at end of year                             24,549      25,369
                                                                    ========    ========

Supplementary disclosures of cashflow information:
       Interest                                                           --           6
       Income taxes paid, net                                            487         215
                                                                    ========    ========

Supplementary disclosures of significant non-cash transactions:
    Issuance of common stock in connection of acquisition of
       Additional 5% shareholdings of a subsidiary                        --       1,834
       Excess of acquisition cost over the fair value of acquired
       net assets of additional 5% shareholdings of a subsidiary          --        (234)
                                                                    ========    ========



                                    - more -


DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1.       Management's Statement
         ----------------------

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2007 and March 31, 2006, the results of operations for the quarters and year ended March 31, 2007 and March 31, 2006, and the cash flows for the year ended March 31, 2007 and March 31, 2006. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 14, 2006 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories
         -----------

                                                  March 31,   March 31,
                                                    2007        2006
                                                  ---------   ---------
         Inventories by major categories :
           Raw materials                          $  13,267   $   8,782
           Work in progress                          10,227       6,932
           Finished goods                             6,001       6,131
                                                  ---------   ---------
                                                  $  29,495   $  21,845
                                                  =========   =========

3.       Earnings Per Share
         ------------------

         The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

         The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

         The net income for the years ended March 31, 2007 and 2006 were both from the Company's continuing operations.

4.       Restatement of Operating Income
         -------------------------------

         Other operating income/(expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figures for the year ended March 31, 2006 are restated accordingly. The restatement of operating income has no impact on the net income on the consolidated statement of income for the years ended March 31, 2007 and 2006.


DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS



Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipments. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.


Quarter Ended March 31, 2007 Compared to Quarter Ended March 31, 2006
---------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended March 31, 2007 were $30,373,000, an increase of $4,190,000, or 16.0%, as compared to the corresponding period in 2006. The increase in sales was mainly related to the increase in sales at our electronic and metallic segment of $5,274,000 offset by the decrease in sales at our plastic segment of $1,084,000. This represented an increase of 37.0% and a decrease of 9.1% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly the result of the decrease in orders from existing customers of $5,403,000 which was partly due to customers delaying the progress of new model productions, offsetting the increase in orders from both new and existing customers of $2,583,000 and $1,736,000, respectively.

The increase in net sales in the electronic and metallic segment was mainly due to the increase in orders from OEM products from existing customers of $7,190,000, of which the increase in order of $4,869,000 and $1,356,000 were related to professional audio equipments and telecommunication equipments respectively. These increases, together with the increase in distribution sales of $56,000, offset the decrease in orders of electronics and metallic products from new and existing customers of $1,201,000 and $771,000 respectively.

Gross Profit - The gross profit for the quarter ended March 31, 2007 was $5,208,000, representing a gross profit margin of 17.1%. This compares with the overall gross profit and gross profit margin of $5,016,000 or 19.2% for the quarter ended March 31, 2006.

Gross profit in the plastic segment increased by $280,000 to $3,186,000 or 29.4% of net sales, for the quarter ended March 31, 2007 compared to $2,906,000 or 24.4% of net sales, for the quarter ended March 31, 2006. The improved gross margin was mainly attributed to a change in customer mix and product mix in the quarter ended March 31, 2007 when comparing with the year ago quarter. Moreover, there was a stock provision of $645,000 or 5.4% of net sales made in the corresponding quarter in last year, of which $588,000 was mainly relating to the discontinuation of a telecommunication customer's European product launch.
Moreover, there was a 20% increase in labor cost and an average of 3.8% appreciation in Chinese renminbi currency where most of our direct overhead is denominated as compared with the quarter last year.

                                    - more -


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Gross profits in the electronic & metallic segment decreased by $88,000 to $2,022,000, or 10.4% of net sales, for the quarter ended March 31, 2007 compared to $2,110,000 or 14.8% of net sales, for the same period last year. The decrease in gross margin was mainly attributed to an increased material cost of 3.7% as a percentage of sales, which is due to a write-off of obsolete stock of $296,000 together with a stock provision of $193,000 in the quarter and the appreciation in Chinese renminbi currency as discussed above. Approximately 18% of material supplies were denominated in Chinese renminbi. Additionally, the labor rate also increased by approximately 19% in the quarter as compared with prior year.

Selling, General and Administrative Expenses - SG&A expenses for the quarter ended March 31, 2007 were $4,439,000, or 14.6% of total net sales, compared to $4,083,000, or 15.6% of total net sales for the quarter ended March 31, 2006. There was an increase in selling, general and administrative expenses of $356,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $182,000, or 8.2%, to $2,401,000, or 22.1% of net sales, for the quarter ended March 31, 2007 compared to $2,219,000 or 18.6% of net sales for the corresponding period in 2006. The increase was primarily related to the increase in staff cost and welfare expenses of $226,000 and depreciation expenses of $98,000, offsetting the savings in other general & administrative expenses of $149,000 upon the closure of one of our PRC subsidiaries during the quarter.

The SG&A expenses in the electronic & metallic segment increased by $174,000, or 9.3%, to $2,038,000, or 10.4% of net sales, for the quarter ended March 31, 2007 compared to $1,864,000, or 13.1% of net sales for the corresponding period in 2006. The increase was primarily related to the increase in staff cost and welfare expenses of $165,000, and selling expenses of $29,000 as a result of increase in headcount for the expansion of our OEM business offsetting the decrease in depreciation expenses of $13,000.

Other operating income - Other operating income was $1,069,000 for the quarter ended March 31, 2007, an increase of $1,810,000 as compared to other expenses of $741,000 for the quarter ended March 31, 2006.

On a segment basis, other operating income attributable to the plastic segment was $1,147,000, an increase of $1,898,000 as compared with other operating expenses of $751,000 for the quarter in last year. The increase was mainly attributed to an exchange transaction adjustment of $1,166,000 of a subsidiary having a non-United States dollar functional currency reclassified from the exchange reserve in this quarter and a doubtful account receivable provision of $970,000 in the quarter ended March 31, 2006 relating to a telecommunication customer's financial issues due to a failed European product launch but nil in this quarter. This offset the increase in loss on disposal of fixed assets of $19,000 which is mainly related to the closure of one of our subsidiaries in the quarter ended March 31, 2007, and the tax refunded on reinvestment of certain retained earnings in one of our PRC subsidiaries of $173,000 in the last year quarter.

Other operating income attributable to the electronic & metallic segment decreased $88,000 to other operating expense of $78,000 in the quarter ended March 31, 2007 as compared with other operating income of $10,000 for the year-ago quarter. This decrease was mainly due to a bad debt write-off of $142,000 during the quarter ended March 31, 2006 but $nil for this quarter, and gain on disposal of fixed assets of $147,000 offsetting an increase in exchange loss of $76,000, and an allowance for doubtful receivable of $174,000 in the quarter ended March 31, 2007.


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)



Operating Income - Operating income was $1,838,000 for the quarter ended March 31, 2007, an increase of $1,646,000 as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division increased $1,996,000 to $1,932,000, or 17.8% of net sales in the quarter ended March 31, 2007 compared to operating loss of $64,000 in corresponding period in 2006. Operating income in the plastic division increased due to the increase in gross profit and other operating income offsetting the increase in SG&A expenses as described above.

The operating income of the electronic & metallic segment decreased $350,000 to an operating loss of $94,000, in the quarter ended March 31, 2007 compared to $256,000, or 1.8% of net sales in the corresponding period in 2006. Electronic & metallic operating income decreased due to the decrease in gross profit coupled with the increase in SG&A expenses and other operating expenses as described above.

Non-operating income - Non-operating income for the quarter decreased by $22,000 to $113,000 for the quarter ended March 31, 2007 as compared with the year-ago quarter. This is mainly attributed to the increase in impairment loss on marketable securities of $26,000 offsetting the increase in interest income of $8,000 during the quarter.

Income Taxes - Income tax for the quarter comprised of income tax expenses of $393,000, as compared with income tax credit of $191,000 in the corresponding quarter in the prior year.

On a segment basis, the income tax of the plastic segment comprised of income tax expenses of $187,000 and a deferred income tax of 321,000 for the quarter ended March 31, 2007, this compared with income tax expenses of $73,000 and deferred income tax assets of $265,000 for the quarter ended March 31, 2006. The increase was mainly attributed to the increase in income tax and deferred tax provision in the quarter. The income tax expenses for the electronic & metallic segment decreased from $1,000 to a credit of $115,000 for the quarter ended March 31, 2007. This was mainly due to a recognition of tax refund of $124,000 in the quarter.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it previously held a 49% minority interest. The decrease in dollar amount of minority interest to a credit of $4,000 for the quarter ended March 31, 2007, from $59,000 for the corresponding quarter in the prior year, represented a decrease in operating income in the electronics and metallic subsidiaries in the quarter ended March 31, 2007.

Net Income - Net income was $1,562,000 for the quarter ended March 31, 2007, an increase of $1,109,000 or 244.8%, as compared to net income of $453,000 for the quarter ended March 31, 2006, and net income as a percentage of net sales increased from 1.7% to 5.1% for the quarter ended March 31, 2007. The increase in net income was mainly the result of the increase in other operating income and the decrease in minority interest offsetting the income in income tax expenses as described above.

Net income for the plastic segment increased by $1,302,000 to $1,558,000 for the quarter ended March 31, 2007 compared to $256,000 for the corresponding quarter in 2006. The increase in net income of the plastic segment was mainly the result of the increase in operating income offsetting the increase in income tax expenses as described above.

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Net income for the electronic & metallic segment decreased by $193,000 to $4,000 for the quarter ended March 31, 2007 compared to $197,000 for the corresponding quarter in 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and minority interest as described above.


Year Ended March 31, 2007 Compared to Year Ended March 31, 2006
---------------------------------------------------------------

Net Sales - The Company's net sales for the year ended March 31, 2007 were $136,779,000, an increase of $21,503,000 or 18.7% as compared to year ended March 31, 2006. The increase in sales was mainly related to the increase in sales at our plastic segment and electronics and metallic segment of $11,161,000 and $10,342,000 respectively. This represented increases of 23.1% and 15.4% respectively, as compared with the net sales from the segments in the prior year.

The revenue increase in our plastic segment was mainly a result of the increase in orders from a telecommunication customer of $7,991,000 and other existing customers of $3,988,000; and increase in orders from new customers of $9,125,000 over the corresponding period in the prior year. The increase in new orders was mainly for sales of electronic game and entertainment products. These together offset the decrease in orders from existing customers of $9,943,000. The net increase resulted from a change in customer mix as compared with last year.

The revenue increase in our electronic and metallic segment was mainly due to an increase in orders for electronic products from both existing and new customers of $11,262,000 and $2,185,000, respectively, offsetting the decrease in orders from existing customers of $2,462,000 in electronic sales and $638,000 in metallic sales and $5,000 in distribution sales respectively. The net increase was the result of a change in business and customer mix during the year as compared with last year. The increase in sales in the OEM products was mainly for sales of professional audio equipment products.

Gross Profit - The gross profit for the year ended March 31, 2007 was $31,273,000, representing a gross profit margin of 22.9%. This compares with the overall gross profit and gross profit margin of $25,426,000 or 22.1% for the year ended March 31, 2006.

Gross profit in the plastics segment increased by $5,647,000 to $18,937,000 or 31.9% of net sales, for the year ended March 31, 2007 compared to $13,290,000 or 27.5% of net sales, for the year ended March 31, 2006. The improved gross margin was mainly attributed to a change in customer and product mix where lower margin assembly sales decreased by approximately 36% and higher margin orders increased during the year as compared with prior year; and our continued tight control of factory overhead despite the 40.5% increase in labor cost as a result of the approximately $1,005,000 in severance paid upon the closure of one of our PRC subsidiaries during the year ended March 31, 2007 and an average 14% increase in labor rate as compared with last year.

Gross profits in the electronic & metallic segment increased by $200,000 to $12,336,000, or 15.9% of net sales, for the year ended March 31, 2007 compared to $12,136,000 or 18.1% of net sales, for the last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an approximately 32% increase in labor rate and an average of 3.8% appreciation in Chinese renminbi currency during fiscal year 2007 where most of our direct overheads and increased local material sourcing are denominated, as compared with last year.


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2007 were $18,957,000, amounting to 13.9% of total net sales, as compared to $15,052,000 or 13.1% of total net sales for the year ended March 31, 2006.

The SG&A expenses in the plastic segment increased by $1,795,000 or 21.1% to $10,317,000 or 17.4% of net sales, for the year ended March 31, 2007 compared to $8,522,000 or 17.7% of net sales, for the prior year. The increase was primarily related to a stock based compensation cost of $820,000, the increase in director remuneration of $402,000 and approximately $388,000 in severance paid upon the closure of one of our PRC subsidiaries during the year, coupled with an increase in selling expenses of $140,000 and depreciation expense of $162,000 as a result of the increase in sales activities and machinery investment during the year ended March 31, 2007 as compared with last year.

The SG&A expenses in the electronic & metallic segment increased by $2,110,000 or 32.3% to $8,640,000 or 11.2% of net sales, for the year ended March 31, 2007 compared to $6,530,000 or 9.7% of net sales for the prior year. The increase was primarily related to the increase in salary expenses and staff welfare expenses of $1,265,000 and $61,000; as a result of both increase in staff rate and headcounts in various departments. Moreover, there were an increase in selling logistic expenses of $438,000 and increase in other general expense of $338,000 during the year, as a result of the increase in sales activities as compared with last year.

Other operating income - Other operating income was $1,376,000 for the year ended March 31, 2007, an increase of $2,199,000 as compared with the other operating expenses of $823,000 for the year ended March 31, 2006.

On a segment basis, other operating income attributable to the plastic segment increased $2,139,000 to $1,484,000 in the year ended March 31, 2007, as compared to other expenses of $655,000 for the year ended March 31, 2006. The increase was mainly attributed to an exchange transaction adjustment of $1,166,000 of a subsidiary having a non-United States dollar functional currency and a decrease in doubtful account receivable provision of $766,000 of which $970,000 was related to a telecommunication customer's financial issues due to a failed European product launch in the year ended March 31, 2006; This together with the gain on disposal of fixed assets of $560,000 which is mainly resulted from the disposal of owned quarter premises upon closure of one of our PRC subsidiaries; offset the $173,000 tax refund received on our reinvestment of certain retained earnings in one of our PRC subsidiaries and the increase in other exchange loss of $163,000 as compared with the prior year.

Other operating income attributable to the electronic & metallic segment increased $60,000, to operating expenses of $108,000 in the year ended March 31, 2007, as compared to other expenses of $168,000 for the year ended March 31, 2006. This increase was primarily due to the increase in gain on disposal of fixed assets of $128,000 and the decrease in bad debt write-off of $169,000 offsetting the increase in allowance for doubtful receivables of $206,000 during the year ended March 31, 2007.

Operating Income - Operating income was $13,692,000 for the year ended March 31, 2007, an increase of $4,141,000, or 43.3% as compared with the prior year.

On a segment basis, the operating income of the plastics segment increased $5,991,000 to $10,104,000 or 17.0% of net sales, in the year ended March 31, 2007 compared to $4,113,000 or 8.5% of net sales in the prior year. The increase in operating income was attributable to the increase in gross profit and other operating income offsetting the increase in SG&A expenses as described above.


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


The operating income of electronics & metallic segment decreased $1,850,000 to $3,588,000 or 4.6% of net sales, in the year ended March 31, 2007 compared to $5,438,000 or 8.1% of net sales in the prior year. The decrease in operating income was attributable to the increase in SG&A expenses offsetting the increase in gross profit and decrease in other operating expenses as described above.

Non-operating income - Non-operating income for the year increased by $100,000 to $547,000 for the year ended March 31, 2007 as compared with last year. This is mainly attributed to the decrease in impairment loss on marketable securities of $20,000, the increase in interest income of $55,000 and rental income of $23,000 in the year as compared with prior year.

Income Taxes - Income tax for the year ended March 31, 2007 comprised of income tax expenses of $624,000, realization of deferred income tax assets of $294,000 and a deferred tax provision of $321,000, compared with income tax expenses of 267,000 and a deferred income tax credit of $294,000 in the prior year.

On a segment basis, the income tax of the plastic segment comprised of income tax expenses of $472,000, realization of deferred income tax of $294,000 and a deferred tax provision of $321,000 for the year ended March 31, 2007, as compared with income tax expenses of $8,000 and deferred income tax credit of $294,000 in the prior year. The increase was mainly related to the realization of deferred income tax assets of $294,000; an under-provision of $253,000 for taxable year 2004 and 2005 and a current year provision of $197,000 as a result of the reassessment of the first taxable year from 2004 to 2002 by the PRC Tax Bureau for a plastic manufacturing subsidiary during the year and a deferred income tax provided of $321,000. The income tax expenses for the electronic & metallic segment decreased $107,000 to $152,000 for the year ended March 31, 2007. This was mainly due to recognition of tax refundable of $124,000 for the year ended March 31, 2007.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it held a 49% minority interest. The decrease in the dollar amount of minority interest to $833,000 for the year ended March 31, 2007, from $1,240,000 for the prior year, represented the decrease in operating income in the electronics and metallic subsidiaries during the year.

Net Income - Net income was $12,167,000 for the year ended March 31, 2007, an increase of $3,388,000 or 38.6%, as compared to net income of $8,779,000 for the year March 31, 2006. Net income as a percentage of net sales increased from 7.6% to 8.9% for the year ended March 31, 2007. The increase in net income was mainly the result of the increase in operating income and the decrease in minority interest offsetting the increase in income tax expenses, as described above.

Net income for the plastic segment increased by $4,660,000 or 96.9% to $9,467,000 for the year ended March 31, 2007 compared to $4,807,000 for the prior year 2006. The increase in net income of the plastic segment was mainly the result of the increase in operating income offsetting the increase in income tax expenses, as described above.

Net income for the electronic & metallic segment decreased by $1,271,000 or 32.0% to $2,701,000 for the year ended March 31, 2007 compared to $3,972,000 for the prior year 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting the increase in other income, the decrease in income tax expenses and in minority interest, as described above.


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)



Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2007, the Company had a working capital surplus of $58,672,000 and cash and cash equivalents of $24,549,000. This compares with a working capital surplus of $55,114,000 and cash and cash equivalents of $25,369,000 at March 31, 2006. The decrease in cash and cash equivalents was mainly attributed to the capital investment of $7,812,000, dividend distribution of $11,809,000 and dividend distribution to minority shareholders of subsidiaries of $582,000 offsetting the increase in net cash provided by operating activities of $15,618,000, the exercise of stock options by directors and officers of $1,139,000 and the decrease in restricted cash of $649,000 during the year ended March 31, 2007.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and long-term borrowings at March 31, 2007.

As of March 31, 2007, the Company had no general banking facilities. The Company expects that working capital requirements and capital additions will be funded through internally generated funds.


                                     - end -


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     For and on behalf of
                                                     Deswell Industries, Inc. by

                                                     /s/ Franki Tse
                                                     ---------------------------
                                                     Franki Tse
                                                     Chief Executive Officer

Date: June 27, 2006